

January 7, 2013

<u>Via E-mail</u>
Richard Garneau
President and Chief Executive Officer
Resolute Forest Products, Inc.
111 Duke Street
Suite 5000
Montreal, Quebec
Canada H3C 2MI

Re: Resolute Forest Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-33776

Dear Mr. Garneau:

We refer you to our comment letter dated December 6, 2012 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Remi Lalonde
        Vice President and Senior Counsel, Securities
        Resolute Forest Products, Inc.

        Roger Schwall
        Assistant Director
        Division of Corporation Finance